

January 9, 2020

Ramy Farid, Ph.D.
President and Chief Executive Officer
Schrödinger, Inc.
120 West 45th Street, 17th Floor
New York, New York 10036

      Re: Schrödinger, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Filed December 13, 2019
          CIK No. 0001490978

Dear Dr. Farid:

      We have reviewed the supplemental response submitted on January 7, 2020 to our comment letter and have the following comment.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Supplemental Response dated January 7, 2019

Prospectus Summary
Our Drug Discovery Business, page 8

1.   We have reviewed the supplemental materials provided in response to the comment in our letter dated December 18, 2019 and have the following comments:

    •   Please limit your tabular presentation of programs in the summary and the business section to those in which you have a direct financial interest. Disclose the material terms of each collaboration and licensing agreement and file the agreements as exhibits to the registration statement. The material terms should include quantified disclosure of milestone payments made or received to date, the aggregate amount of potential milestone payments and the nature of optional fees. Please note that listing aggregate potential revenues assuming all product candidates achieve all approvals and milestones is not appropriate.

- To the extent you have an indirect financial interest in a program as a result of an equity interest in the collaborator, you may identify your equity interests in these entities. Your disclosure should identify the collaborator, your ownership interest and whether you have any control over the collaborator and the development program. If you do not have any control over the entity or the program, you may disclose any license agreements but should not describe their product development program.
- Please delete references to undisclosed programs. If you have a direct material interest in a program, you should identify it.
- Please explain the extent to which you have access to information related to clinical trial results, serious adverse events and ongoing communications with the FDA relating to collaborators' current programs or the extent to which the collaborator is required to provide you with this information.
- With respect to the disclosure on page 107, please expand the discussion of Morphic to describe your interest in Morphic and the clinical trials supporting the IND, including the clinical end points and results.
- Please also disclose the Agios Pharmaceuticals therapies that were approved by the FDA and your financial interest in these therapies.

You may contact Tracey McKoy at (202) 551-3772 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Lunin